UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to                      .
Commission file number 0-26844
RadiSys Corporation 401(k) Savings Plan
(Full title of the plan)
RADISYS CORPORATION
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION
ITEM 4.

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2005 and 2004	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2005	9
EXHIBIT 23.1 – Consent of KPMG LLP, independent registered public accounting firm	12

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.
EXHIBIT 23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
RadiSys Corporation
401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Portland, Oregon
June 7, 2006

RadiSys Corporation
401 (k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004
Assets
Investments, at fair value
Registered investment companies	$27,346,996	$25,401,775
Collective trust funds	2,964,382	2,739,732
RadiSys Corporation common stock	569,979	933,003
Self-directed brokerage accounts	116,189	92,350
Money market funds	10,556	29,055
Investments, at cost Participant loans	409,779	580,737
Investments, at contract value Collective trust fund	2,623,336	2,923,683

Total investments	34,041,217	32,700,335
Employer contribution receivable	52,031	51,390
Other contribution receivable	16,925	—

Total Assets	34,110,173	32,751,725

Liabilities
Excess to be refunded	29,458	73,813

Total Liabilities	29,458	73,813

Net assets available for benefits	$34,080,715	$32,677,912

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004
Additions
Investment income
Net appreciation in fair value of investments	$1,581,749	$2,595,010
Dividends and interest	782,043	596,914

Total investment income	2,363,792	3,191,924

Contributions
Participants	2,487,243	2,547,291
Employer	796,794	713,997
Rollovers	124,108	324,838
Other	16,925	—

Total contributions	3,425,070	3,586,126

Total additions	5,788,862	6,778,050

Deductions
Benefit payments	(4,356,343)	(1,990,720)
Excess contribution refunds	(29,458)	(73,813)
Administrative expenses	(258)	(1,224)

Total deductions	(4,386,059)	(2,065,757)

Net increase	1,402,803	4,712,293
Net assets available for benefits
Beginning of year	32,677,912	27,965,619

End of year	$34,080,715	$32,677,912

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The following brief description of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution plan established by RadiSys Corporation (the “Company”) on January 1, 1989 under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of a trust agreement between the Company and Mercer Trust Company (the “Trustee”), all investments of the Plan are held in trust by the Trustee. Effective January 1, 2005, the Plan changed trustees from Putnam Fiduciary Trust Company to Mercer Trust Company. Certain accounting and other administrative services for the Plan are performed by Mercer HR Services. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation, up to an annual maximum of $10,000. Participants who have attained the age of 50 before the close of the Plan year can make additional pretax contributions known as “catch up” contributions, subject to maximums allowed by the IRC guidelines. Participants may also rollover amounts from other qualified defined contribution plans. The employer will make matching contributions equal to a percentage of the amount of the salary deferral, as defined in the Plan Document. Participants direct the investment of their contributions into various investment options available within the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested
Participants become fully vested in the employer contribution upon death or disability.

Forfeitures

If a participant terminates before becoming fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company’s matching contributions. At December 31, 2005 and 2004, forfeited nonvested accounts available to reduce employer contributions totaled $24,030 and $5,032, respectively. During 2005 and 2004, approximately zero and $65 thousand, respectively, in forfeitures were used to reduce employer contributions.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Payments of Benefits

The participant’s vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation, discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan’s administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments, except for the Putnam Stable Value Fund and participant loans, are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. The Putnam Stable Value Fund is recorded at contract value. Participant loans are carried at cost which approximates fair value. Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sales price on the valuation date or, if no sales are reported for that day, the last published sale price. The self-directed brokerage account allows participants to invest in investment holdings of their choice.

The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts and is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals, and administrative expenses. The average yield to maturity and crediting interest rate was approximately 4.73% and 4.2% at December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments included in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides for investments that are exposed to various risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits and, therefore, participants’ account balances.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005:

	2005	2004
Registered investment companies
Artisan Mid Cap Fund	$3,621,327	$3,624,401
Putnam Asset Allocation Growth Portfolio	3,185,454	3,186,910
Growth Fund of America	3,129,841	2,757,806
Weitz Partners Value Fund	2,309,596	2,636,226
PIMCO Total Return Fund	*	1,977,826
Neuberger & Berman Genesis Trust	3,291,129	2,582,359
Allianz RCM Global Technology Fund	1,980,393	*
PIMCO RCM Global Technology Fund	*	1,922,005
Collective trust funds
Putnam Stable Value Fund	2,623,336	2,923,683
Putnam S&P 500 Index Fund	2,964,382	2,739,732

*	Accounted for less than 5% of total net assets for the period.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

	2005	2004
Registered investment companies	$1,552,537	$2,125,611
Collective trust funds	135,627	262,603
RadiSys Corporation common stock	(114,154)	208,117
Self-directed brokerage accounts	7,739	(1,321)

	$1,581,749	$2,595,010

4.	Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
5.	Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam Investments (“Putnam”). Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for investment management services amounted to $258 and $1,224 for the years ended December 31, 2005 and 2004, respectively.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004
Net assets available for benefits per the financial statements	34,080,715	32,677,912
Excess contribution refunds	29,458	73,813
Deemed distribution of participant loans	(69,313)	(88,558)
Net difference in contributions receivable	(22,222)	—

Net assets available for benefits per Form 5500	34,018,638	32,663,167

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2005:

Net increase in net assets per the financial statements	$1,402,803
Excess contribution refunds:
For the year ended December 31, 2005	29,458
For the year ended December 31, 2004	(73,813)
Net change in deemed distributions of participant loans	19,245
Net difference in contributions receivable	(22,222)

Net increase in net assets per Form 5500	$1,355,471

Supplemental Schedule
RadiSys Corporation
401 (k) Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005
Schedule I

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost(1)	Current Value
	Artisan Mid Cap Fund	Registered investment company		$3,621,327
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		3,185,454
	Growth Fund of America	Registered investment company		3,129,841
	Weitz Partners Value Fund	Registered investment company		2,309,596
	PIMCO Total Return Fund	Registered investment company		1,688,145
	Neuberger & Berman Genesis Trust	Registered investment company		3,291,129
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,562,799
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		1,669,912
*	Putnam International Equity Fund	Registered investment company		1,460,172
	Dodge & Cox Balanced Fund	Registered investment company		1,173,347
	Janus Balanced Fund	Registered investment company		958,162
	Franklin Templeton Small Cap Fund	Registered investment company		544,031
	Harbor International Fund	Registered investment company		772,688
	Allianz RCM Global Technology Fund	Registered investment company		1,980,393

				27,346,996

*	Putnam Money Market Fund	Money market fund		10,556

*	Putnam Stable Value Fund	Collective trust fund		2,623,336
*	Putnam S&P 500 Index Fund	Collective trust fund		2,964,382

				5,587,718
*	RadiSys Corporation	Common stock		569,979
	HarrisDirect Securities Account	Self-directed brokerage accounts		116,189
*	Participant loans	6.0% — 11.0%, maturities ranging from 2006 — 2018		409,779

				$34,041,217

*	Party-in-interest.

(1)	Cost information has been omitted for participant directed assets.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadiSys Corporation 401(k) Savings Plan (Name of Plan)

Dated: June 22, 2006	By:	/s/ Julia A. Harper
Julia A. Harper
Plan Trustee

Exhibit Index

Exhibit No.	Description
23.1	Consent of KPMG LLP, independent registered public accounting firm.